# SEC Schedule 13G/A (Amendment No. 26) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PEOPLES FINANCIAL CORP /MS/, CIK 0000770460
CUSIP: 71103B102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 152 LAMEUSE STREET, P O BOX 529, Biloxi, Mississippi (MS), 39530
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001253850

## Reporting persons
- Chevis C. Swetman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 178,710; shared voting power 327,201; sole dispositive power 178,710; shared dispositive power 327,201; aggregate amount beneficially owned 505,911 (10.96% of the class)
- Thomas Edward Quave: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 319,411; shared voting power 72,733; sole dispositive power 319,411; shared dispositive power 72,733; aggregate amount beneficially owned 392,145 (8.49% of the class)
- Andrew Tanner Swetman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 850,555; shared voting power 15,437; sole dispositive power 850,555; shared dispositive power 15,437; aggregate amount beneficially owned 865,992 (18.75% of the class)

## Item 1. Issuer
Name of issuer: PEOPLES FINANCIAL CORP /MS/
Address of issuer's principal executive offices: Howard and Lameuse Streets, Biloxi, MS 39530

## Item 2. Person Filing
Name of person filing: Chevis C. Swetman
Address of principal business office or, if none, residence:
Howard and Lameuse Streets
Biloxi, MS 39530
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 505,911
Percent of class: 10.96
Sole power to vote or to direct the vote: 178,710
Shared power to vote or to direct the vote: 327,201
Sole power to dispose or to direct the disposition: 178,710
Shared power to dispose or to direct the disposition: 327,201

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Chevis C. Swetman: /s/ Chevis C. Swetman, CEO & President (02/12/2025)
- Thomas Edward Quave: /s/ Thomas Edward Quave, Assistant Vice President & Trust Officer (02/12/2025)
- Andrew Tanner Swetman: /s/ Andrew Tanner Swetman, Senior Vice President & COO (02/12/2025)